Prospector
Consolidated Resources Inc.

02049743

20th August, 2002

SUPPL

U.S. Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street North West
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
AUG 3 0 2002
WASH. D.C. 180 SECTION

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Dear Sirs,

Re: File No. 82 - 3258

We are pleased to enclose for your records two copies of our financial statements and quarterly report for the fiscal year ended 31st December, 2001, and three and six months ended 30th June, 2002.

Also enclosed are copies of press releases made during the period May 24 to August 6, 2002, together with copies of the Material Change Reports – Form 53-901F filed in compliance with Section 85(1) of the Securities Act in connection therewith.

In addition, enclosed are copies of Form 45-902F (formerly Form 20) reports of Exempt Distributions made on May 21 and July 18, 2002, as well as copies of amended reports made on 25th June, 2002.

Yours truly,

Peter Bryant
President

dlw 9/6

Suite 704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7
Tel: (604) 687-8863; Fax: (604) 687-6830
Email – pbryant@prospectorint.com

PROSPECTOR CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 Fax (604) 687 6830

Prospector Consolidated Resources enters into Investor Relations Agreement with Windward Communications and Consulting

Dateline, Tuesday, 06 August 2002, Vancouver, BC: Prospector Consolidated Resources Inc. (TSX.V: PRR) Prospector Consolidated Resources is pleased to announce that it has entered into an agreement, subject to regulatory approval, with Windward Communications and Consulting of Charlotte, North Carolina. This contract is for the provision of shareholders' communications services through conferences, presentations and publications.

The principal of the company is Mr. Kelly Boatright. Mr. Boatright has been providing shareholder communications services for the past twenty years. The services to be provided by Windward Communications include, but are not limited to, the arranging of broker, analyst, institutional and individual investor meetings, the attendance or representation for the company at mining conferences as well as assistance in the preparation of various corporate and investor related materials. Windward will help increase public exposure to the Company's recent and ongoing achievements while continuing to respond to market needs and client interests in the coming months. Following startup, Windward will be paid a fee of US$3,500 per month.

The term of the agreement is open but may be terminated upon 14 days written notice, or may be altered and or revised by mutual agreement. The Company will pay consulting fees only for the services provided but may reimburse for any authorized expenses which may arise with prior management approval.

Once the trial period has been passed, stock options may be granted by Prospector Consolidated Resources. Windward Communications is a team of professionals with offices in North Carolina, Vancouver and soon in London. They will represent the company in scheduled conferences and receptions across the U.S., Canada and Europe.

Windward specifically agrees to follow all U.S. Securities laws when representing Prospector Consolidated Resources in the United States.

On behalf of the Board

"Peter Bryant"

Peter Bryant
President

CONTINUUM RESOURCES LTD.
Suite 900-580 Hornby Street,
Vancouver, BC
V6C 3B6
Telephone: (604) 629-0000
Facsimile: (604) 684-0642

PROSPECTOR CONSOLIDATED RESOURCES INC.
704-525 Seymour Street,
Vancouver, BC
V6B 3H7
Telephone: (604) 687-8863
Facsimile: (604) 684-6830

NEWS RELEASE

Work Program Commences on McVicar Lake Gold Property

Vancouver, British Columbia, July 30, 2002: Continuum Resources Ltd. (TSX: CNU) and **Prospector Consolidated Resources Inc. (TSX: PRR)** today announce that the summer exploration program has commenced on the McVicar Lake Gold Property, located within the McVicar Lake greenstone belt, approximately 150 kilometres east of Red Lake and 80 kilometres west of Pickle Lake in northwestern Ontario.

Continuum has, as part of the recently announced joint venture agreement with Prospector, committed to an initial work program of $196,000 to be carried out this year. Phase 1 will consist of mechanized trenching of a number of high grade gold targets in areas where previous surface sampling and drilling discovered significant gold values with exploration potential. The numerous showings have never been evaluated by mechanical stripping and trenching and the companies feel confident that this work will confirm new strike length and width extensions of the various gold occurrences.

Continuum and Prospector intend on focusing the first phase of exploration at the Cliff and Chellow Veins by means of excavator trenching, followed by diamond drilling. Historic samples of the Cliff Vein assayed up to 70.0 grams per tonne (2.0 ounces per ton) from a grab sample, while the Chellow Vein, situated approximately 50 metres away, yielded assays of 578 g/t (16.9 oz/t), 534 g/t (15.6 oz/t) and 413 g/t (12.0 oz/t) from channel samples. Two major shear zones, including the Bear Head Fault Zone, have a total strike length of approximately 8.0 kilometres within the property limits.

A recent staking program by Prospector in the Semia Lake area south-east of the original claim block added a further 113 claim units totaling 4,520 acres (1,808 h.a.) to the existing McVicar Lake property. This may represent the strike length extension of the Chellow and Cliff Veins. The two additional historic gold occurrences noted in assessment reports as smokey-grey quartz "float" which assayed 2.0 ounces per ton and grab samples from one outcrop of 3.8 g/t will also be immediately evaluated as part of the Phase 1 program.

The McVicar Lake property is situated 25 kilometres northwest of the past-producing Golden Patricia Mine which produced approximately 620,000 ounces of gold at an average grade of 17.2 grams per tonne (0.5 ounces per ton) between 1988 and 1997. The controlling structural feature at Golden Patricia is the Bear Head Fault Zone.

On Behalf of Continuum Resources Ltd.

"Larry Dick"

Lawrence A. Dick-President

On Behalf of Prospector Consolidated Resources Inc.

"Peter Bryant"

Peter Bryant-President

CONTINUUM RESOURCES INC.
Suite 900-580 Hornby Street,
Vancouver, BC
V6C 3B6
Telephone: (604) 688-4880
Facsimile: (604) 684-0642

PROSPECTOR CONSOLIDATED RESOURCES INC.
704-525 Seymour Street,
Vancouver, BC
V6B 3H7
Telephone: (604) 687-8863
Facsimile: (604) 684-6830

NEWS RELEASE

Continuum Resources Signs Agreement to Earn 50% of Prospector Consolidated Resources' McVicar Lake Gold Property

Vancouver, British Columbia, July 8, 2002: Continuum Resources Inc. (TSX: CNU) and **Prospector Consolidated Resources Inc. (TSX: PRR)** today announce that the companies have executed an agreement whereby Continuum may earn 50% of the McVicar Lake gold prospect from Prospector Consolidated Resources Inc.

The McVicar Lake Property consists of 237 units comprising 3,792 hectares, and is located within the McVicar Lake greenstone belt, approximately 150 kilometers east of Red Lake and 80 kilometers west of Pickle Lake in northwestern Ontario. The property was explored between 1984 and 1993 by BHP Minerals Canada Limited ("BHP") who expended approximately $2.5 million, culminating in the discovery of at least six significant zones of gold mineralization.

Under the terms of the agreement, Continuum can earn a 50% interest in the property by making a total of $145,000 in payments to Prospector and committing to $896,000 in exploration expenditures over a three year period. Continuum must pay $50,000 on the execution of the agreement and must issue 200,000 common shares of Continuum to Prospector within 3 days of receipt of Exchange acceptance of the agreement. Continuum has committed to an initial work program of $196,000 to be carried out this year which will consist of mechanized trenching of a number of high priority targets in areas where previous surface sampling and drilling discovered significant gold values.

In addition, Continuum has the option to acquire a further 20% interest in the property by making two additional cash payments totaling $115,000 on or before the end of the fourth and fifth years, and undertaking all further costs of the project through final mine feasibility.

The McVicar Lake property is situated 25 kilometers northwest of the past-producing Golden Patricia Mine which produced approximately 620,000 ounces of gold at an average grade of 17.2 grams per ton (0.5 ounces per ton) between 1988 and 1997. The controlling structural feature at Golden Patricia is the Bear Head Fault Zone, which also transects the McVicar Lake property in an area of known gold mineralization hosted by quartz vein systems known as the Cliff Vein and Chellow Vein systems. Historic samples of the Cliff Vein assayed up to 70.0 grams per ton (2.0 ounces per ton) from a grab sample, while the Chellow Vein, situated approximately 50 meters away, yielded assays of 578 g/t (16.9 oz/t), 534 g/t (15.6 oz/t) and 413 g/t (12.0 oz/t) from channel sample sites located 25 meters apart.

In total, 26 separate gold occurrences have been discovered on the property, in a variety of geological environments. Results of the ongoing compilation of previous data have been reported in several recent new releases by Prospector. The most significant gold occurrences are hosted in intensely sheared and altered structural zones where previous drilling by BHP intersected values up to 14.3 g/t gold over a core length of 4.63 meters and 33.0 g/t gold over 1.86 meters. Two major shear zones, including the Bear Head Fault Zone, have a total strike length of approximately 8.0 kilometers within the property limits.

A second environment hosting gold on the property is a pyrite-bearing, porphyritic intrusion, within which several narrow, high-grade zones containing up to 23.0 g/t gold have been identified, while values in the range of 3 to 5 g/t gold are common.

The joint venture also includes all new claims acquired by Prospector during a recent staking program. Prospector added a further 113 claim units totaling 4,520 acres (1,808 h.a.) to the existing McVicar claim block. The staking focused on the strike length extension of the high grade Chellow and Cliff Veins, trending to the southeast along the Bear Head Fault Zone. The new claims also include two additional historic gold occurrences. Assessment reports noted smokey-grey quartz "float" which assayed 2.0 ounces per ton and grab samples from one outcrop of 3.8 g/t. These new showings will be aggressively explored during the Phase 1 field program.

Continuum and Prospector intend on focusing the first phase of exploration on the potential extensions of gold mineralization at the Cliff and Chellow Veins by means of excavator trenching, followed by diamond drilling. The project and work will be managed and performed by A. Eveleigh of Eveleigh Geological Consulting, Thunder Bay. Crews are currently being mobilized and news on the start of the program will be released shortly.

On Behalf of Continuum Resources Inc.

"Larry Dick"

Lawrence A. Dick-President

On Behalf of Prospector Consolidated Resources Inc.

"Peter Bryant"

Peter Bryant-President

PROSPECTOR CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

ENCOURAGING EXPLORATION RESULTS FROM COMPILATION REPORT WARRANT FURTHER EXPLORATION

June 21, 2002: Prospector Consolidated Resources Inc. (TSX:PRR) is pleased to announce completion of the compilation report it commissioned Eveleigh Geological Consulting to carry out on its McVicar Lake Gold Property located 150km east of Red Lake, Ontario with a view to evaluating the Property and recommending an exploration program.

The report was intended to compile the results of exploration programs conducted on the McVicar Lake Property between 1983 and 1994 and summarizes the considerable amount of mineral exploration work, including the drilling of 114 diamond drill holes (totalling approximately 11,732 m) that was conducted. Numerous gold and several base metal occurrences are reported to occur on and around the Property. To date, 26 gold, 3 copper and 1 copper-nickel occurrence have been discovered.

The Property is reported to host at least 6 significant zones of gold mineralization which occur in several geological environments. All zones have been tested, to varying degrees, by diamond drilling and remain open, both along strike, and at depth. Although no resource calculations (i.e. tonnage and grade estimates) are provided for any of these zones in the literature examined during the preparation of the report, Waldie (1994) does state that a small gold deposit has been delineated at the Altered Zone.

Some of the better drill intersections obtained from the aforesaid mineralized zones include:
a)14.3 grams gold per tonne over a core length of 4.63 metres from hole ML-27, which tested the Altered Zone;
b) 9.3 grams gold per tonne over a core length of 2.02 metres from hole ML-91-54, which tested the North Flexure of the Altered Zone;
c) 24.5 grams gold per tonne over a core length of 1.10 metres from hole ML-92-66, which tested the Shonia #1;
d) 1.2 grams gold per tonne over a core length of 0.30 metres from hole ML-93-88, which tested the Chellow Vein;
e) 0.4 grams gold per tonne over a core length of 0.3 metres in hole ML-93-93, which tested the AGM Zone; and
f) 1.6 grams gold per tonne over a core length of 2.50 metres from hole MV97-1, which tested the Sor Lake Sill.

The Altered Zone Fault and the Chellow Vein are considered to be the most attractive gold targets on the Property. The character of the Chellow Vein is reported to be very similar to the Golden Patricia Vein. The Golden Patricia Mine, which operated from 1988 to 1996, produced 619,796 ounces of gold from 1,200,000 tons of ore grading 0.5 ounces gold per tonne. Previous assays from the Chellow Vein yielded assays of **578 g/t (16.9 oz./t), 534 g/t (15.6 oz./t) and 413 g/t (12.0 oz./t) Au** from three different channel sample sites 25 metres apart. This will be one of the gold targets on the property evaluated during the upcoming summer exploration program.

It is recommended that future work should focus on testing for possible strike and/or depth extensions to the known gold-mineralized zones and on discovering similar possibly parallel zones. Of note, none of the gold-mineralized zones present on the McVicar Lake Property have been tested below 2000 metres vertical depth.

The geological compilation report recommends that there is sufficient geological merit to justify the following two – phase, success-contingent, gold exploration programs estimated at a total cost of $570,000. The Phase 1 surface exploration will involve prospecting and systematic sampling of all reported gold occurrences on the McVicar Lake Property in order to:
a) verify their existence;
b) possibly discover new occurrences in the surrounding areas; and
c) assess the viability of conducting mechanical stripping and/or trenching in these areas.

This will be followed by mechanical stripping off, washing out, geological mapping and systematically channel sampling all existing trenches in the vicinity of the Chellow Vein, the Shonia #1 and the Sor Lake Sill areas. New trenches and/or stripped areas will be implemented, where appropriate, in an attempt to better expose any gold-mineralized structures that may be present in these areas.

Follow up Phase 2 diamond drilling will be conducted depending on the results of Phase 1. However, currently on the property potential drill targets exist that include a) the possible westward extension of the North Flexure of the Altered Zone under McVicar Lake; b) the possible westward extension of the Shonia #1 mineralization; and c) strike length and down-dip extensions of the Chellow Vein.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

PROSPECTOR CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

STRIKE LENGTH EXTENSION OF HIGH GRADE GOLD VEINS STAKED AT MCVICAR LAKE

May 24, 2002: Prospector Consolidated Resources Inc. (TSX:PRR) today announces that the Company has completed a staking program on the McVicar Lake Gold Property, located 150km east of Red Lake, Ontario.

A further 113 claim units totalling 4,520 acres (1,808 h.a.) have been added to the existing claim block. The staking focused on the strike length extension of the high grade Chellow and Cliff Veins, trending to the southeast along the Bear Head Fault Zone. The new claims also included two additional historic gold occurrences.

The Chellow Vein has yielded assays of **578 g/t (16.9 oz./t), 534 g/t (15.6 oz./t) and 413 g/t (12.0 oz./t) Au** from three different channel sample sites 25 metres apart. The Cliff Vein assayed **70.0 g/t (2.0 oz./t) Au** from a grab sample. These smoky-grey, "lode='94 veins have been documented to contain significant visible gold on surface. The Chellow and Cliff veins are open along strike to the north-west and south-east and will be one of the gold targets on the property evaluated during the upcoming summer exploration program.

A former gold producer, the Golden Patricia Mine located 25km to the southeast is present along this staking trend. This mine, owned by Lac Minerals / Barrick Gold, produced approximately 620,000 ounces of gold at an average grade of 17.2 g/t (0.5 oz/t) Au from 1988 to 1997. The main structural control of the mine was the northwest trending regional structure known as the Bear Head Fault Zone.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

July 5, 2002

ITEM 3. PRESS RELEASE

July 8, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

Prospector Consolidated Resources Inc. ("Prospector") and Continuum Resources Inc. ("Continuum") have executed an agreement whereby Continuum may earn 50% of the McVicar Lake gold prospect from Prospector Consolidated Resources Inc.

The McVicar Lake Property consists of 237 units comprising 3,792 hectares, and is located within the McVicar Lake greenstone belt, approximately 150 kilometers east of Red Lake and 80 kilometers west of Pickle Lake in northwestern Ontario. The property was explored between 1984 and 1993 by BHP Minerals Canada Limited ("BHP") who expended approximately $2.5 million, culminating in the discovery of at least six significant zones of gold mineralization.

Under the terms of the agreement, Continuum can earn a 50% interest in the property by making a total of $145,000 in payments to Prospector and committing to $896,000 in exploration expenditures over a three year period. Continuum must pay $50,000 on the execution of the agreement and must issue 200,000 common shares of Continuum to Prospector within 3 days of receipt of Exchange acceptance of the agreement. Continuum has committed to an initial work program of $196,000 to be carried out this year which will consist of

mechanized trenching of a number of high priority targets in areas where previous surface sampling and drilling discovered significant gold values.

In addition, Continuum has the option to acquire a further 20% interest in the property by making two additional cash payments totaling $115,000 on or before the end of the fourth and fifth years, and undertaking all further costs of the project through final mine feasibility.

ITEM 5. <u>FULL DESCRIPTION OF MATERIAL CHANGE</u>

Prospector Consolidated Resources Inc. ("Prospector") and Continuum Resources Inc. ("Continuum") have executed an agreement whereby Continuum may earn 50% of the McVicar Lake gold prospect from Prospector Consolidated Resources Inc.

The McVicar Lake Property consists of 237 units comprising 3,792 hectares, and is located within the McVicar Lake greenstone belt, approximately 150 kilometers east of Red Lake and 80 kilometers west of Pickle Lake in northwestern Ontario. The property was explored between 1984 and 1993 by BHP Minerals Canada Limited ("BHP") who expended approximately $2.5 million, culminating in the discovery of at least six significant zones of gold mineralization.

Under the terms of the agreement, Continuum can earn a 50% interest in the property by making a total of $145,000 in payments to Prospector and committing to $896,000 in exploration expenditures over a three year period. Continuum must pay $50,000 on the execution of the agreement and must issue 200,000 common shares of Continuum to Prospector within 3 days of receipt of Exchange acceptance of the agreement. Continuum has committed to an initial work program of $196,000 to be carried out this year which will consist of mechanized trenching of a number of high priority targets in areas where previous surface sampling and drilling discovered significant gold values.

In addition, Continuum has the option to acquire a further 20% interest in the property by making two additional cash payments totaling $115,000 on or before the end of the fourth and fifth years, and undertaking all further costs of the project through final mine feasibility.

The McVicar Lake property is situated 25 kilometers northwest of the past-producing Golden Patricia Mine which produced approximately 620,000 ounces of gold at an average grade of 17.2 grams per ton (0.5 ounces per ton) between 1988 and 1997. The controlling structural feature at Golden Patricia is the Bear Head Fault Zone, which also transects the McVicar Lake property in an area of known gold mineralization hosted by quartz vein systems known as the Cliff Vein and Chellow Vein systems. Historic samples of the Cliff Vein assayed up to 70.0 grams per ton (2.0 ounces per ton) from a grab sample, while the Chellow Vein, situated approximately 50 meters away, yielded assays of 578 g/t (16.9 oz/t), 534 g/t (15.6 oz/t) and 413 g/t (12.0 oz/t) from channel sample sites located 25 meters apart.

In total, 26 separate gold occurrences have been discovered on the property, in a variety of geological environments. Results of the ongoing compilation of previous data have been reported in several recent new releases by Prospector. The most significant gold occurrences are hosted in intensely sheared and altered structural zones where previous drilling by BHP intersected values up to 14.3 g/t gold over a core length of 4.63 meters and 33.0 g/t gold over 1.86 meters. Two major shear zones, including the Bear Head Fault Zone, have a total strike length of approximately 8.0 kilometers within the property limits.

A second environment hosting gold on the property is a pyrite-bearing, porphyritic intrusion, within which several narrow, high-grade zones containing up to 23.0 g/t gold have been identified, while values in the range of 3 to 5 g/t gold are common.

The joint venture also includes all new claims acquired by Prospector during a recent staking program. Prospector added a further 113 claim units totaling 4,520 acres (1,808 h.a.) to the existing McVicar claim block. The staking focused on the strike length extension of the high grade Chellow and Cliff Veins, trending to the southeast along the Bear Head Fault Zone. The new claims also include two additional historic gold occurrences. Assessment reports noted smokey-grey quartz "float" which assayed 2.0 ounces per ton and grab samples from one outcrop of 3.8 g/t. These new showings will be aggressively explored during the Phase 1 field program.

Continuum and Prospector intend on focusing the first phase of exploration on the potential extensions of gold mineralization at the Cliff and Chellow Veins by means of excavator trenching, followed by diamond drilling. The project and work will be managed and performed by A. Eveleigh of Eveleigh Geological Consulting, Thunder Bay. Crews are currently being mobilized and news on the start of the program will be released shortly.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 8th day of July, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd "Peter Bryant"

____
Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

June 21, 2002

ITEM 3. PRESS RELEASE

June 21, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has announced completion of the compilation report it commissioned Eveleigh Geological Consulting to carry out on its McVicar Lake Gold Property located 150km east of Red Lake, Ontario with a view to evaluating the Property and recommending an exploration program.

The report was intended to compile the results of exploration programs conducted on the McVicar Lake Property between 1983 and 1994 and summarizes the considerable amount of mineral exploration work, including the drilling of 114 diamond drill holes (totalling approximately 11,732 m) that was conducted. Numerous gold and several base metal occurrences are reported to occur on and around the Property. To date, 26 gold, 3 copper and 1 copper-nickel occurrence have been discovered.

The Property is reported to host at least 6 significant zones of gold mineralization which occur in several geological environments. All zones have been tested, to varying degrees, by diamond drilling and remain open, both along strike, and at depth. Although no resource calculations (i.e. tonnage and grade estimates) are provided for any of these zones in the literature examined during the preparation of the report, Waldie (1994) does state that a small gold deposit has been delineated at the Altered Zone.

Some of the better drill intersections obtained from the aforesaid mineralized zones include: a)14.3 grams gold per tonne over a core length of 4.63 metres from hole ML-27, which tested the Altered Zone; b) 9.3 grams gold per tonne over a core length of 2.02 metres from hole ML-91-54, which tested the North Flexure of the Altered Zone; c) 24.5

grams gold per tonne over a core length of 1.10 metres from hole ML-92-66, which tested the Shonia #1; d) 1.2 grams gold per tonne over a core length of 0.30 metres from hole ML-93-88, which tested the Chellow Vein; e) 0.4 grams gold per tonne over a core length of 0.3 metres in hole ML-93-93, which tested the AGM Zone; and f) 1.6 grams gold per tonne over a core length of 2.50 metres from hole MV97-1, which tested the Sor Lake Sill.

The Altered Zone Fault and the Chellow Vein are considered to be the most attractive gold targets on the Property. The character of the Chellow Vein is reported to be very similar to the Golden Patricia Vein. The Golden Patricia Mine, which operated from 1988 to 1996, produced 619,796 ounces of gold from 1,200,000 tons of ore grading 0.5 ounces gold per tonne. Previous assays from the Chellow Vein yielded assays of **578 g/t (16.9 oz./t), 534 g/t (15.6 oz./t) and 413 g/t (12.0 oz./t) Au** from three different channel sample sites 25 metres apart. This will be one of the gold targets on the property evaluated during the upcoming summer exploration program.

It is recommended that future work should focus on testing for possible strike and/or depth extensions to the known gold-mineralized zones and on discovering similar possibly parallel zones. Of note, none of the gold-mineralized zones present on the McVicar Lake Property have been tested below 2000 metres vertical depth.

The geological compilation report recommends that there is sufficient geological merit to justify the following two –phase, success-contingent, gold exploration programs estimated at a total cost of $570,000. The Phase 1 surface exploration will involve prospecting and systematic sampling of all reported gold occurrences on the McVicar Lake Property in order to a) verify their existence; b) possibly discover new occurrences in the surrounding areas; and c) assess the viability of conducting mechanical stripping and/or trenching in these areas. This will be followed by mechanical stripping off, washing out, geological mapping and systematically channel sampling all existing trenches in the vicinity of the Chellow Vein, the Shonia #1 and the Sor Lake Sill areas. New trenches and/or stripped areas will be implemented, where appropriate, in an attempt to better expose any gold-mineralized structures that may be present in these areas.

Follow up Phase 2 diamond drilling will be conducted depending on the results of Phase 1. However, currently on the property potential drill targets exist that include a) the possible westward extension of the North Flexure of the Altered Zone under McVicar Lake; b) the possible westward extension of the Shonia #1 mineralization; and c) strike length and down-dip extensions of the Chellow Vein.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has announced completion of the compilation report it commissioned Eveleigh Geological Consulting to carry out on its McVicar Lake Gold Property located 150km east of Red Lake, Ontario with a view to evaluating the Property and recommending an exploration program.

The report was intended to compile the results of exploration programs conducted on the McVicar Lake Property between 1983 and 1994 and summarizes the considerable amount of mineral exploration work, including the drilling of 114 diamond drill holes (totalling approximately 11,732 m) that was conducted. Numerous gold and several base metal occurrences are reported to occur on and around the Property. To date, 26 gold, 3 copper and 1 copper-nickel occurrence have been discovered.

The Property is reported to host at least 6 significant zones of gold mineralization which occur in several geological environments. All zones have been tested, to varying degrees, by diamond drilling and remain open, both along strike, and at depth. Although no resource calculations (i.e. tonnage and grade estimates) are provided for any of these zones in the literature examined during the preparation of the report, Waldie (1994) does state that a small gold deposit has been delineated at the Altered Zone.

Some of the better drill intersections obtained from the aforesaid mineralized zones include: a)14.3 grams gold per tonne over a core length of 4.63 metres from hole ML-27, which tested the Altered Zone; b) 9.3 grams gold per tonne over a core length of 2.02 metres from hole ML-91-54, which tested the North Flexure of the Altered Zone; c) 24.5 grams gold per tonne over a core length of 1.10 metres from hole ML-92-66, which tested the Shonia #1; d) 1.2 grams gold per tonne over a core length of 0.30 metres from hole ML-93-88, which tested the Chellow Vein; e) 0.4 grams gold per tonne over a core length of 0.3 metres in hole ML-93-93, which tested the AGM Zone; and f) 1.6 grams gold per tonne over a core length of 2.50 metres from hole MV97-1, which tested the Sor Lake Sill.

The Altered Zone Fault and the Chellow Vein are considered to be the most attractive gold targets on the Property. The character of the Chellow Vein is reported to be very similar to the Golden Patricia Vein. The Golden Patricia Mine, which operated from 1988 to 1996, produced 619,796 ounces of gold from 1,200,000 tons of ore grading 0.5 ounces gold per tonne. Previous assays from the Chellow Vein yielded assays of **578 g/t (16.9 oz./t), 534 g/t (15.6 oz./t) and 413 g/t (12.0 oz./t) Au** from three different channel sample sites 25 metres apart. This will be one of the gold targets on the property evaluated during the upcoming summer exploration program.

It is recommended that future work should focus on testing for possible strike and/or depth extensions to the known gold-mineralized zones and on discovering similar possibly parallel zones. Of note, none of the gold-mineralized zones present on the McVicar Lake Property have been tested below 2000 metres vertical depth.

The geological compilation report recommends that there is sufficient geological merit to justify the following two –phase, success-contingent, gold exploration programs estimated at a total cost of $570,000. The Phase 1 surface exploration will involve prospecting and systematic sampling of all reported gold occurrences on the McVicar Lake Property in order to a) verify their existence; b) possibly discover new occurrences in the surrounding areas; and c) assess the viability of conducting mechanical stripping and/or trenching in these areas. This will be followed by mechanical stripping off, washing out, geological mapping and systematically channel sampling all existing trenches in the vicinity of the Chellow Vein, the Shonia #1 and the Sor Lake Sill areas. New trenches and/or stripped areas will be implemented, where appropriate, in an attempt to better expose any gold-mineralized structures that may be present in these areas.

Follow up Phase 2 diamond drilling will be conducted depending on the results of Phase 1. However, currently on the property potential drill targets exist that include a) the possible westward extension of the North Flexure of the Altered Zone under McVicar Lake; b) the possible westward extension of the Shonia #1 mineralization; and c) strike length and down-dip extensions of the Chellow Vein.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 24th day of May, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd "Peter Bryant"

____
Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

May 24, 2002

ITEM 3. PRESS RELEASE

May 24, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has completed a staking program on the McVicar Lake Gold Property, located 150km east of Red Lake, Ontario.

A further 113 claim units totalling 4,520 acres (1,808 h.a.) have been added to the existing claim block. The staking focused on the strike length extension of the high grade Chellow and Cliff Veins, trending to the southeast along the Bear Head Fault Zone. The new claims also included two additional historic gold occurrences.

The Chellow Vein has yielded assays of **578 g/t (16.9 oz./t), 534 g/t (15.6 oz./t) and 413 g/t (12.0 oz./t) Au** from three different channel sample sites 25 metres apart. The Cliff Vein assayed **70.0 g/t (2.0 oz./t) Au** from a grab sample. These smoky-grey, "lode='94 veins have been documented to contain significant visible gold on surface. The Chellow and Cliff veins are open along strike to the north-west and south-east and will be one of the gold targets on the property evaluated during the upcoming summer exploration program.

A former gold producer, the Golden Patricia Mine located 25km to the southeast is present along this staking trend. This mine, owned by Lac Minerals / Barrick Gold, produced approximately 620,000 ounces of gold at an average grade of 17.2 g/t (0.5 oz/t) Au from 1988 to 1997. The main structural control of the mine

was the northwest trending regional structure known as the Bear Head Fault Zone.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has completed a staking program on the McVicar Lake Gold Property, located 150km east of Red Lake, Ontario.

A further 113 claim units totalling 4,520 acres (1,808 h.a.) have been added to the existing claim block. The staking focused on the strike length extension of the high grade Chellow and Cliff Veins, trending to the southeast along the Bear Head Fault Zone. The new claims also included two additional historic gold occurrences.

The Chellow Vein has yielded assays of **578 g/t (16.9 oz./t), 534 g/t (15.6 oz./t) and 413 g/t (12.0 oz./t) Au** from three different channel sample sites 25 metres apart. The Cliff Vein assayed **70.0 g/t (2.0 oz./t) Au** from a grab sample. These smoky-grey, "lode='94 veins have been documented to contain significant visible gold on surface. The Chellow and Cliff veins are open along strike to the north-west and south-east and will be one of the gold targets on the property evaluated during the upcoming summer exploration program.

A former gold producer, the Golden Patricia Mine located 25km to the southeast is present along this staking trend. This mine, owned by Lac Minerals / Barrick Gold, produced approximately 620,000 ounces of gold at an average grade of 17.2 g/t (0.5 oz/t) Au from 1988 to 1997. The main structural control of the mine was the northwest trending regional structure known as the Bear Head Fault Zone.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 24th day of May, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd "Peter Bryant"

____
Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order under section 76 of the *Securities Act*

BC FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act, R.S.B.C. 1996, c. 418* (the "Act"), or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules, R.B.C. Reg. 194/97* (the "Rules") or, if applicable, by an order issued under section 76 of the Act.

1. **Name, address and telephone number of the issuer of the security distributed (the "Issuer"):**

   Prospector Consolidated Resources Inc.
   Suite 704
   525 Seymour Street
   Vancouver, BC
   V6B 3H7
   Telephone: 604-687-8863

2. **State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada):**

   The Issuer is an exchange issuer

3. **Describe the type of security and the aggregate number distributed:**

   Incentive Stock Option Agreements for the right to purchase up to an aggregate of 110,000 common shares, exerciseable until May 12, 2007 at the exercise price of $0.30 per share.

4. **Date of the distribution(s) of the security:**

   May 21, 2002 (date of TSX approval letter)

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:**

   Section 74(2)(9) Securities Act (British Columbia)

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:**

(a)

Name and Address	Exercise Price Per Share	Number of Securities Purchased (Optioned)	Total Purchase Price (If Option Agreement is Exercised in Full)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Peter Bryant Suite 802 789 Jervis Street Vancouver, BC V6E 2B1	$0.30	Incentive Stock Option Agreement for the right to purchase up to 25,000 common shares	$7,500	s. 74(2)(9) Securities Act (BC)
Robert McIntosh Suite 606 1414 Barclay Street Vancouver, BC V6G 1J5	$0.30	Incentive Stock Option Agreement for the right to purchase up to 35,000 common shares	$10,500	s. 74(2)(9) Securities Act (BC)
R. Flynn Marr Suite 112 15150 – 108th Avenue Surrey, BC V3R 0V1	$0.30	Incentive Stock Option Agreement for the right to purchase up to 15,000 common shares	$4,500	s. 74(2)(9) Securities Act (BC)
Rudy DeJong Suite 305 1812 Greer Avenue Vancouver, BC V6J 1C5	$0.30	Incentive Stock Option Agreement for the right to purchase up to 35,000 common shares	$10,00	s. 74(2)(9) Securities Act (BC)
TOTAL		Incentive Stock Option Agreements for the right to purchase up to 110,000 common shares		

(b) the Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this Report is filed:

N/A

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid:**

N/A

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security:**

N/A

10. **If the distribution of the security was made under section 128(h) of the Rules, state:**

(a) **the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security;**

N/A

And:

(b) **the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of the security:**

N/A

The Undersigned hereby certifies that the statements made in this Report are true and correct.

DATED ~~at Vancouver~~, British Columbia, this 29TH day of May, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Per:

Signature of authorized signatory

R. Flynn Marr, Director

Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the Report and signed by the person who signs the Report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the Issuer under an exemption on a later date, the Issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b) (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this Report is filed, the Issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The Report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed Report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation R.B.C. Reg. 196/97.* Cheques should be made payable to the "British Columbia Securities Commission".

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act.*

FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   Prospector Consolidated Resources Inc.
   Suite 704
   525 Seymour Street
   Vancouver, BC, V6B 3H7
   Telephone: (604) 687-8863

2. **State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   An aggregate of 220,000 common shares together with warrants to purchase up to an additional 220,000 shares.

4. **Date of the distribution(s) of the security.**

   July 18, 2002.

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

   Section 128 (h) of the Securities Rules;

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Anthony Beruschi Suite 606, 700 West Pender Street, Vancouver, B.C., V6C 1G8	220,000	$0.27	59,400.00	128 (h) Securities Rules

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$59,400.00

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not applicable

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

(a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

Ten

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

On November 30, 2001, and May 10, 2002, the Company completed distributions having an aggregate total of $158,600 plus this distribution under 128(h) of $59,400 makes the total to date $218,000.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 18th July, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)

Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act.*

AMENDED
FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   Prospector Consolidated Resources Inc.
   Suite 704
   525 Seymour Street
   Vancouver, BC, V6B 3H7
   Telephone: (604) 687-8863

2. **State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   An aggregate of 760,000 common shares together with warrants to purchase up to an additional 760,000 shares.

4. **Date of the distribution(s) of the security.**

   May 10, 2002.

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

   Section 128 (h) of the Securities Rules;
   Section 74 (2) (9) of the Securities Act; and
   BC Instrument 72-503 (formerly BOR #98/11)

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Peter Bryant 802-789 Jervis Street Vancouver, BC V6E 2B1	120,000	$0.21	25,200.00	74 (2) (9) Securities Act
Cambridge Capital SA 76 Dean Street Belize City Belize CA	120,000	$0.21	25,200.00	BC Instrument 72-503 (formerly BOR #98/11)
David Eaton 6061 Cedar Crescent Road Winlaw, BC V6J 1CS	120,000	$0.21	25,200.00	128 (h) Securities Rules
Rudy De Jonge 305, 1812 Greer Avenue Vancouver, BC V6J 1C5	110,000	$0.21	23,100.00	74 (2) (9) Securities Act
Truman D. Kennedy #303,1490 Penny Farthing Dr Vancouver, BC V6J 4Z3	120,000	$0.21	25,200.00	128 h) Securities Rules
Haywood Securities Inc. ITF Dawn M. Peck RRSP a/c XR2-1303-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	72,300	$0.21	15,183.00	128 (h) Securities Rules
Haywood Securities Inc. ITF Keith L. Peck RRSP a/c XR2-1305-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	47,700	$0.21	10,017.00	128 (h) Securities Rules
Pierre Gagne 340 Island Drive Highway Lot 364, Victoria, BC V9B 1H1	50,000	$0.21	10,500.00	128 (h) Securities Rules
TOTAL			$159,600.00	

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$134,400.00

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not applicable

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

    (a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

    Nine

    (b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

    On November 30, 2001, the Company completed a distribution having an aggregate total of $72,500 plus this distribution under 128(h) of $86,100 for a total of $158,600.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 25th June, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)

[signature]
Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act*.

SECOND AMENDMENT
FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, BC, V6B 3H7
Telephone: (604) 687-8863

2. State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

An aggregate of 1,325,000 common shares together with warrants to purchase up to an additional 1,325,000 shares.

4. Date of the distribution(s) of the security.

November 30, 2001.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

Section 128 (h) of the Securities Rules;
Section 74 (2) (9) of the Securities Act; and
BC Instrument 72-503 (formerly BOR 398/11)

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Peter Bryant 802-789 Jervis Street Vancouver, BC V6E 2B1	200,000	$0.10	20,000.00	74 (2) (9) Securities Act
Cambridge Capital SA 76 Dean Street Belize City Belize CA	200,000	$0.10	20,000.00	BC Instrument 72-503 (formerly BOR #98/11)
David Eaton 6061 Cedar Crescent Road Winlaw, BC V6J 1CS	200,000	$0.10	20,000.00	128 (h) Securities Rules
Rudy De Jonge 305, 1812 Greer Avenue Vancouver, BC V6J 1C5	200,000	$0.10	20,000.00	74 (2) (9) Securities Act
Truman D. Kennedy #303,1490 Penny Farthing Dr Vancouver, BC V6J 4Z3	200,000	$0.10	20,000.00	128 h) Securities Rules
Haywood Securities Inc. ITF Dawn M. Peck RRSP a/c XR2-1303-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	100,000	$0.10	10,000.00	128 (h) Securities Rules
Haywood Securities Inc. ITF Keith L. Peck RRSP a/c XR2-1305-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	100,000	$0.10	10,000.00	128 (h) Securities Rules
James Taylor 3271, 138A Street BC, V4P 2B4	100,000	$0.10	10,000.00	128 (h) Securities Rules
Lawrence K. Miklossy Apt. 301, 1263 Barclay Street Vavcouver, BC, V6E 1H5	25,000	$0.10	10,000.00	128 (h) Securities Rules
TOTAL			$132,500.00	

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$132,500.00

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not applicable

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

(a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

None

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

$72,500

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 25th day of June, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)

Peter Bryant
Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)